                                                                    EXHIBIT 99.5

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

New Issue
                                                                    June 6, 2002

                               IVANHOE MINES LTD.

                                   $8,287,500

                    2,550,000 COMMON SHARES TO BE ISSUED UPON
                   THE EXERCISE OF 2,550,000 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 2,550,000 common shares ("Common Shares") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of 2,550,000 special warrants (the "Special Warrants") of Ivanhoe (the "Offering"). The Special Warrants were issued on April 24, 2002 pursuant to a subscription agreement (the "Subscription Agreement") between Ivanhoe and an institutional investor (the "Purchaser"). The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchaser. The Special Warrants were issued at a price of $3.25 per Special Warrant. Ivanhoe sold the Special Warrants directly to the Purchaser without the use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution". No underwriter has been involved in the preparation of, or has reviewed the contents of, this short form prospectus.

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time until 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of (i) the date of issuance of a receipt for this prospectus by the British Columbia Securities Commission; and (ii) August 24, 2002 (the "Expiry Time"). Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Other than a fee paid to obtain a waiver of a contractual commitment not to issue additional equity securities for a period of time, Ivanhoe paid no fees or commissions in connection with the Offering, nor will any fees or commissions be payable by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

The Purchaser has represented and warranted in the Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that the Purchaser has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented by the Purchaser.

The Common Shares are traded on the Toronto Stock Exchange (the "TSX") and the Australian Stock Exchange under the symbol "IVN". The price of the Common Shares as reported by the TSX at the close of business on June 5, 2002 was $3.43 per Common Share.

                                TABLE OF CONTENTS

                                                                                     PAGE
DOCUMENTS INCORPORATED BY REFERENCE.............................................      3

NAME AND INCORPORATION..........................................................      4

SUMMARY DESCRIPTION OF BUSINESS.................................................      6

DESCRIPTION OF SHARE CAPITAL....................................................      6

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION......................................      6

USE OF PROCEEDS.................................................................     13

RISK FACTORS....................................................................     14

AUDITORS, TRANSFER AGENT AND REGISTRAR..........................................     14

LEGAL MATTERS...................................................................     14

PURCHASERS' STATUTORY RIGHTS....................................................     14

CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION.....................................     14

CERTIFICATE OF IVANHOE MINES LTD................................................     15

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1. Revised Renewal Annual Information Form of Ivanhoe dated May 16, 2002 including the management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2001 incorporated therein (the "AIF");

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2001 and 2000, together with the notes thereto and the auditors' report thereon;

3. Comparative unaudited consolidated interim financial statements of Ivanhoe for the three month periods ended March 31, 2002 and 2001, together with management's discussion and analysis of financial condition and results of operation for such periods;

4. Management Information Circular dated May 10, 2002 prepared in connection with Ivanhoe's annual meeting of shareholders to be held on June 25, 2002 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices);

5. Material Change Report dated January 7, 2002 respecting the conversion of loans owed by Ivanhoe's subsidiary, ABM Mining Limited, to entities controlled by Robert M. Friedland, the Chairman of Ivanhoe, into Common Shares of Ivanhoe;

6. Material Change Report dated February 12, 2002 respecting Ivanhoe's completion of its earn-in obligations to acquire a 100% interest in the Oyu Tolgoi exploration project in Mongolia;

7. Material Change Report dated March 21, 2002 respecting the completion of a resource estimate at the Southwest Oyu zone of the Oyu Tolgoi exploration project; and

8. Material Change Report dated March 22, 2002 respecting an underwritten offering of 17,450,000 common shares of the Corporation.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the British Columbia Securities Commission subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37 - 02 Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at December 31, 2001 are set out in the following chart.

              [IVANHOE MINES LTD.-CORPORATE STRUCTURE FLOW CHART]


Note: All subsidiaries are wholly-owned unless otherwise indicated "BVI" means British Virgin Islands

                                     SUMMARY
                             DESCRIPTION OF BUSINESS

GENERAL

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in mineral resource properties in Mongolia, Myanmar, Australia, Kazakhstan, Norway, South Korea and Vietnam. For the purposes of Form 44-101F3 under National Instrument 44-101, the Oyu Tolgoi gold and copper exploration project in Mongolia, the Monywa copper project in Myanmar and the Savage River iron ore mine in Tasmania, Australia have been identified as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi project), Myanmar (other than the Monywa copper project), Norway, South Korea and Vietnam are not considered material for the purposes of Form 44-101F3 under National Instrument 44-101. For a description of the properties, see "Item 3 - General Development of the Business" and "Item 4 - Narrative Description of Business" on pages 9 through 47 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus.

RECENT DEVELOPMENTS

OYU TOLGOI GOLD AND COPPER EXPLORATION PROJECT

Charles Forster, P.Geo., an employee of Ivanhoe and a qualified person as defined by National Instrument 43-101, has supervised the preparation of all of the foregoing scientific and technical information except the Southwest Oyu Resource Estimate. All disclosure of a scientific or technical nature in respect of the Southwest Oyu Resource Estimate has been summarized from a June 5, 2002 addendum (the "Addendum") to a January 11, 2002 technical report (the "Technical Report") of Roscoe Postle Associates Inc. ("RPA"), prepared by Gildar J. Arseneau, Ph.D., P.Geo, of RPA. Mr. Arseneau is an independent qualified person as defined by National Instrument 43-101.

Central Oyu Zone - Recent Drill Results

On May 21, 2002 the Corporation announced that a series of new holes drilled at the Central Zone of the Oyu Tolgoi project, approximately 1,000 metres north of the Southwest Discovery Zone, encountered intrusive and volcanic-hosted hypogene, gold-rich, chalcopyrite mineralization similar to that in the Southwest Discovery Zone, adjacent to and beneath a thick blanket of strong, secondary chalcocite and covellite mineralization.

Holes OTD196, OTD202 and OTD207 are step-out holes that extend the high-grade gold and copper mineralization previously encountered in OTD187, which intersected 102 metres grading 1.40 g/t gold and 0.84% copper in basaltic volcanic rocks, at a down-hole depth of between 334 to 436 metres. Closer to surface, Hole 187 also intersected 138 metres of 0.42 g/t gold and 0.57% copper, from a down-hole depth of 90 to 228 metres.

Of the new holes:

- OTD202 intersected 136 metres grading 0.58 g/t gold and 0.89% copper at a down-hole depth of between 280 metres to 416 metres, including 44 metres grading 1.09 g/t gold and 1.22% copper in primary chalcopyrite mineralization. The upper part of the hole contained 82 metres grading 0.05 g/t gold and 0.86% copper in secondary mineralization.

- OTD207 encountered 68 metres grading 0.15 g/t gold and 2.15% copper at a down-hole depth of between 44 metres and 112 metres in secondary enrichment blanket, as well as intersecting 144 metres grading 0.66 g/t gold and 0.79% copper in primary mineralization beginning at a down-hole depth of 238 metres.

- OTD196 intersected 26 metres grading 0.25g/t gold and 2.29% copper at a down-hole depth of 48 metres before encountering 156 metres grading 0.43 g/t gold and 0.84% copper starting at a down-hole depth of 294 metres.

The mineralized intercepts are from inclined holes; the true vertical depth from the surface to the currently defined primary gold/copper mineralization is shallower, ranging from approximately 125 metres to 250 metres. Potential exists to project this style of mineralization closer to the surface based on the current geologic interpretation.

These new holes are considered important to the overall project because they identify a near-surface, blanket-like, enriched zone of secondary copper mineralization potentially amenable to simple flotation concentration or heap leaching and an underlying gold/copper system of the same style and character as the system at the nearby Southwest Discovery Zone.

The Central Zone drilling is designed to test a target, some 800 metres by 600 metres, that was defined by the outline of the IP anomaly. Holes within the target area will be spaced at approximately 100-metre intervals. As the current program progresses, deeper drilling will test for an increase in the gold-to-copper ratios, an overall increase in grade with depth, as was found at the Southwest Discovery Zone, and evidence that the two systems could merge at depth into a parent intrusive.

Recent drilling also indicates that the mineralization appears to have been down-dropped on the southeastern flank of the Central Zone, where the IP survey projects the zone below the shallow, reverse-circulation (RC) holes previously drilled in the area -- suggesting that additional primary mineralization also could exist at depth in this location. This concept is supported by holes OTD212 and OTD215, located approximately mid-way between the Central and Southwest Discovery zones. Both holes have encountered primary copper mineralization beneath a thin sequence of gravels adjacent to a projected extension of a northeast-trending structure that has been encountered in deep drilling in the Southwest Discovery Zone. This structural zone appears to have some influence on the distribution of higher grade gold values encountered in that area.

Summary results from recent drilling are as follows:

              FINAL DEPTH                                     INTERVAL          GOLD            COPPER
HOLE            (METRES)         FROM             TO          (METRES)         (G/T)              (%)
-----------------------------------------------------------------------------------------------------
 OTD187          532.6             0              68             68             0.07             0.13
-----------------------------------------------------------------------------------------------------
Az 180

Dip -60                           68              90             22             0.31             0.68

-----------------------------------------------------------------------------------------------------
                                  90             228            138             0.42             0.57

-----------------------------------------------------------------------------------------------------
                                 228             268             40             0.11             0.37

-----------------------------------------------------------------------------------------------------
                                 334             436            102             1.40             0.84

-----------------------------------------------------------------------------------------------------
                                 436             448             12             0.25             0.23

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
OTD193            576             14              22              8             0.10             0.77

-----------------------------------------------------------------------------------------------------

              FINAL DEPTH                                     INTERVAL          GOLD            COPPER
HOLE            (METRES)         FROM             TO          (METRES)         (G/T)              (%)
-----------------------------------------------------------------------------------------------------
Az 180

Dip -60                           46              90             44             0.09             0.73

-----------------------------------------------------------------------------------------------------
                                  90             208            118             0.07             1.15

-----------------------------------------------------------------------------------------------------
                                 124             208             84             0.07             1.43

-----------------------------------------------------------------------------------------------------
                                 208             342            134             0.10             0.42

-----------------------------------------------------------------------------------------------------
                                 342             402             60             0.05             0.17

-----------------------------------------------------------------------------------------------------
                                 402             576            174             0.03             0.13

-----------------------------------------------------------------------------------------------------
OTD194            481             56              88             32             0.51             0.55

-----------------------------------------------------------------------------------------------------
Az 180

Dip -60                          228             240             12             0.28             0.35

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
OTD196           569.4            48              74             26             0.25             2.29

-----------------------------------------------------------------------------------------------------
Az 180

Dip -60                           74             142             68             0.03             0.53

-----------------------------------------------------------------------------------------------------
                                 142             194             52             0.16             0.86

-----------------------------------------------------------------------------------------------------
                                 194             258             64             0.04             0.29

-----------------------------------------------------------------------------------------------------
                                 258             294             36             0.06             0.07

-----------------------------------------------------------------------------------------------------
                                 294             412            118             0.47             0.95

-----------------------------------------------------------------------------------------------------
                                 424             450             26             0.47             0.70

-----------------------------------------------------------------------------------------------------
                                 294             450            156             0.43             0.84

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
OTD205           460.5            10              46             36             0.03             0.90

-----------------------------------------------------------------------------------------------------
Az 360

Dip -60

-----------------------------------------------------------------------------------------------------

              FINAL DEPTH                                     INTERVAL          GOLD            COPPER
  HOLE          (METRES)         FROM             TO          (METRES)         (G/T)              (%)
-----------------------------------------------------------------------------------------------------
 OTD207          599.5            44             112             68             0.15             2.15

-----------------------------------------------------------------------------------------------------
 Az 180

Dip -60                          112             160             48             0.04             0.43

-----------------------------------------------------------------------------------------------------
                                 238             382            144             0.66             0.79

-----------------------------------------------------------------------------------------------------
                                 478             550             72             0.23             0.13

-----------------------------------------------------------------------------------------------------

Updated Southwest Oyu Resource Estimate

On May 31, 2002, the Corporation announced that AMEC E & C Services Ltd. ("AMEC") had completed an updated inferred resource estimate of the Southwest Oyu zone based on six new drill holes. RPA reviewed and verified the resource estimate in the Addendum. The Addendum replaces the disclosure respecting the Southwest Oyu resource estimate in both the Technical Report and in RPA's March, 2002 addendum to the Technical Report.

In the Addendum, RPA reported an inferred mineral resource estimate to a depth of 600 metres in the Southwest Oyu zone as follows:

      CUTOFF GRADE
COPPER EQUIVALENT (1) (%)                  TONNES             CU (%)           AU (G/T)
        0.70                             148,800,000           0.66              1.10
        0.60                             252,400,000           0.55              0.83
        0.50                             392,600,000           0.48              0.66
        0.40                             552,800,000           0.42              0.56
        0.30                             684,100,000           0.38              0.50
        0.20                             757,300,000           0.36              0.46

         Note (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery

RPA also reported an inferred mineral resource estimate below 600 metres in the Southwest Oyu zone as follows:

      CUTOFF GRADE
COPPER EQUIVALENT (1) (%)                  TONNES             CU (%)           AU (G/T)
        2.0                               4,000,000            0.80              2.60
        1.8                               8,000,000            0.76              2.40
        1.6                              13,000,000            0.72              2.20
        1.4                              17,000,000            0.68              2.10
        1.2                              21,000,000            0.65              1.90
        1.0                              26,000,000            0.61              1.80

         Note (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery

RPA believes that additional drilling and evaluation is required before the mineralization below 600 metres can be classified as a mineral resource at cutoff grades of less than 1% copper equivalent.

The revised mineral resource estimate is based on the same assumptions, parameters and methods as that disclosed in the description of the Southwest Oyu Resource Estimate in the AIF except that the drill hole database now consists of 37 diamond drill holes totalling 21,050 metres.

Southwest Oyu Zone - Recent Drill Results

Ivanhoe has recently completed several additional drill holes at Southwest Oyu only one of which (OTD 208) was not included in RPA's inferred mineral resource estimate. Hole OTD200, drilled to a depth of 1,043 metres on the flank of the Southwest Oyu discovery zone, intersected 360 metres of gold and copper mineralization averaging 1.26 g/t gold and 0.43% copper between a depth of 642 and 1002 metres. OTD197, drilled 225 metres south of the surface projection of the high grade intercept of OTD200, intersected 770 metres grading 0.41g/t gold and 0.32% copper starting at 38 metres. Both OTD197 and OTD200 follow the southwesterly trend of a deep IP chargeability anomaly. Finally, OTD195 intersected 678 metres grading 0.37 g/t gold and 0.25% copper between 42 and 720 metres.

Summary results from recent drilling at Southwest Oyu are as follows:

             FINAL DEPTH                                     INTERVAL          GOLD            COPPER
 HOLE          (METRES)          FROM            TO          (METRES)         (G/T)              (%)
-----------------------------------------------------------------------------------------------------
OTD195          786.4             42             720            678            0.37             0.25

-----------------------------------------------------------------------------------------------------
OTD197           824              38             810            772            0.41             0.32

-----------------------------------------------------------------------------------------------------
                                 262             338             76            0.69             0.59

-----------------------------------------------------------------------------------------------------
OTD200          656.2            642            1002            360            1.26             0.43

-----------------------------------------------------------------------------------------------------
                                 642             838            196            1.40             0.51

-----------------------------------------------------------------------------------------------------
                                 908            1002             94            1.46             0.46

-----------------------------------------------------------------------------------------------------
OTD203          754.5            152             184             32            0.84             0.96

-----------------------------------------------------------------------------------------------------
                                 228             310             82            0.12             0.42

-----------------------------------------------------------------------------------------------------
                                 558             610             52            0.30             0.47

-----------------------------------------------------------------------------------------------------
OTD204          647.8             46             568            522            0.42             0.29

-----------------------------------------------------------------------------------------------------
                                 226             346            120            0.46             0.45

-----------------------------------------------------------------------------------------------------
                                 500             568             68            0.76             0.25

-----------------------------------------------------------------------------------------------------
OTD208           604             244             362            118            0.16             0.44

-----------------------------------------------------------------------------------------------------

Based on the most recent drill results, Ivanhoe believes that gold and copper mineralization continues to thicken at depth and plunge in a southwesterly direction. The deep expression of the Southwest Oyu Discovery Zone has now been extended to at least 400 metres on strike and more than 900 metres below the surface. Ivanhoe's current drilling program is designed to test the relationship between IP signatures from Ivanhoe's IP surveys and geological projections of the high-grade core of the discovery zone. The next phase of drilling will employ drill rigs with directional drilling capacity, which will enable Ivanhoe to target down-plunge extensions of the high-grade zone below the intersections reported in OTD185, 190 and 200. Ivanhoe has contracted with a subsidiary of Major Drilling of Canada to supply an additional seven drill rigs at Oyu Tolgoi, bringing the number of working rigs on the property to 14.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this prospectus, there are 199,161,572 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance and in the Yukon Business Corporations Act, and its regulations, Ivanhoe's governing statute.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

The Special Warrants were issued pursuant to the Subscription Agreement on April 24, 2002 at a price of $3.25 per Special Warrant. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchaser. Ivanhoe sold the Special Warrants directly to the Purchaser without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation and, except as disclosed below, paid no fees or commissions in connection therewith. No fees or commissions will be payable by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

On April 3, 2002, the Corporation issued 17,450,000 Common Shares to an underwriting group consisting of Griffiths McBurney & Partners, HSBC Securities (Canada) Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). Under the terms of the underwriting agreement between the Corporation and the Underwriters, the Corporation agreed not to issue any additional equity securities, except in certain limited circumstances, until July 3, 2002 without the prior written consent of the Underwriters. In order to obtain the Underwriters' consent to carry out this Offering, the Corporation agreed to pay the Underwriters a waiver fee equal to 1% of the gross proceeds of this Offering.

Each Special Warrant allows the holder to acquire, without any additional payment, one Common Share.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture dated April 23, 2002 (the "Special Warrant Indenture") between Ivanhoe and CIBC Mellon Trust Company, and will be deemed to be exercised on the fifth business day following the earlier of: (i) the date on which a receipt has been issued for a final prospectus qualifying the issuance of the Common Shares issuable upon exercise of the Special Warrants by the British Columbia Securities Commission; and (ii) August 24, 2002.

The Purchaser has represented and warranted in the Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that the Purchaser has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented in the Subscription Agreement.

This prospectus is being filed in British Columbia to qualify the distribution of the Common Shares to be issued upon the exercise of the Special Warrants. Common Shares issued to holders of the Special Warrants in any province in which a receipt for this prospectus has not been issued may be subject to resale restrictions under applicable securities legislation.

The TSX has approved for listing the Common Shares issuable upon the exercise of the Special Warrants.

The Special Warrants and the Common Shares issuable upon exercise of the Special Warrants have not been registered under the United States Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws and may not be offered or sold or otherwise transferred in the United States to any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and may not be sold in the United States or to U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register the Common Shares issuable upon the exercise of the Special Warrants under the U.S. Securities Act.

                                 USE OF PROCEEDS

The aggregate net proceeds received by Ivanhoe from the sale of the Special Warrants was $8,129,625 after payment of expenses of the Offering, including preparation of this short form prospectus, estimated to be

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$157,875. Ivanhoe has allocated the net proceeds to working capital pending the results of a sampling and geophysics reconnaissance program of all of the Corporation's Mongolian properties except Oyu Tolgoi.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4 - Narrative Description of Business - Risk Factors" on pages 48 through 56 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In British Columbia, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia), or otherwise at law.

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                        CERTIFICATE OF IVANHOE MINES LTD.

Dated:   June 6, 2002

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of the provinces of British Columbia.

(Signed) Daniel Kunz                                (Signed) Pierre Masse
President                                           Chief Financial Officer


                       On behalf of the Board of Directors

(Signed) R. Edward Flood                            (Signed) Eric V. Friedland
Director                                            Director

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